10028680

BB 4/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
APR 05 2010
Washington, DC
103

SEC FILE NUMBER
8- 18486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2-1-2009 (MM/DD/YY) AND ENDING 1-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLiney and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 McGee Traffic way
(No. and Street)

Kansas City (City) MO (State) 64108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300 (Address) Kansas City (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 4/6

OATH OR AFFIRMATION

I, George J. McLiney, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLiney and Company, as of January 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI EARL
Notary Public - Notary Seal
State of Missouri - County of Clay
My Commission Expires May 24, 2010
Commission #06434135

[signature]
Notary Public

[signature]
Signature

Chairman Emeritus
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Weaver & Martin, LLC [70]

ADDRESS

411 Valentine Road, Suite 300 [71]	Kansas City [72]	Missouri [73]	64111 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART II [11]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: MCLINEY AND COMPANY [13]

SEC. FILE NO.: 8-18486 [14]

FIRM ID NO.: 6936 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

2800 MCGEE TRAFFICWAY [20]
(No. and Street)

KANSAS CITY [21] (City)   MO [22] (State)   64108 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/10 [24]

AND ENDING (MM/DD/YY): 01/29/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: George J McLiney, Jr. [30]

(Area code) - Telephone No.: (816) 221-4042 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

Name		Official Use	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 29 day of March 20 10

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
MCLINEY AND COMPANY	N 2	100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 01/29/10 [99]
SEC FILE NO. 8-18486 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	ASSETS Allowable		Nonallowable		Total	
1. Cash	$ 841,389	200			$ 841,389	750
2. Cash segregated in compliance with federal and other regulations	55,100	210			55,100	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing Organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured Accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350	121,821	600	121,821	830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Banker's acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations	522,473	390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
MCLINEY AND COMPANY

as of 01/29/10

STATEMENT OF FINANCIAL CONDITION

ASSETS (continued)

		Allowable		Nonallowable		Total	
E. Stocks and warrants		$	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Spot Commodities			430				
J. Total inventory - includes encumbered securities of . . . $	120					$ 522,473	850
8. Securities owned not readily marketable:							
A. At Cost . . . . . . $	130		440	$	610		860
9. Other investments not readily marketable:							
. . . . . . $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities . . . . $	150						
B. Other . . . . $	160		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities . . . . $	170						
B. Other . . . . $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value . . . . $	190						
B. Owned at cost					650		
C. Contributed for use of company, at market value					660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	13,325	680	13,325	920
15. Other Assets:							
A. Dividends and interest receivable		781	500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous			530	6,529	720		
E. Collateral accepted under SFAS 140			536				
F. SPE Assets			537			7,310	930
16. TOTAL ASSETS		$ 1,419,743	540	$ 141,675	740	$ 1,561,418	940

OMIT PENNIES

BROKER OR DEALER
MCLINEY AND COMPANY

as of 01/29/10

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements.		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
2. Other	[1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of ...... $ [950]	[1120]		[1580]
B. Commodities accounts	[1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of ...... $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		[1650]
D. Deferred income taxes		[1370]	[1660]
E. Accrued expenses and other liabilities	230,440 [1190]		230,440 [1670]
F. Other	[1200]	[1380]	[1680]
G. Obligation to return securities		[1386]	[1686]
H. SPE Liabilities		[1387]	[1687]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

MCLINEY AND COMPANY

as of 01/29/10

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

	Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
1. from outsiders			[1400]	[1710]
A. Cash borrowings:	$ [0970]			
2. Includes equity subordination(15c3-1(d)) of	[0980]			
B. Securities borrowings, at market value:			[1410]	[1720]
from outsiders	$ [0990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination(15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ 230,440 [1230]	$ [1450]	$ 230,440 [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ [1770]
28. Partnership - limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		105,090 [1792]
C. Additional paid- in capital		10,180 [1793]
D. Retained Earnings		1,398,586 [1794]
E. Total		1,513,856 [1795]
F. Less capital stock in treasury		(182,878) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 1,330,978 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,561,418 [1810]

OMIT PENNIES

* Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

MCLINEY AND COMPANY as of 01/29/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 1,330,978	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			1,330,978	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,330,978	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 141,675 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		[3570]		
1. number of items	[3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		5,000 [3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(146,675)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 1,184,303	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		[3690]		
3. State and municipal government obligations		28,361 [3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		[3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		[3734]		
D. Undue concentration		[3650]		
E. Other (List)		[3736]	(28,361)	3740
10. Net Capital			$ 1,155,942	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
MCLINEY AND COMPANY — as of 01/29/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$	15,363	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	1,055,942	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	1,035,942	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	230,440	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	230,440	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	19.94	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%	19.94	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%		3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	For the period (MMDDYY) from	01/01/10	3932	to 01/29/10	3933
MCLINEY AND COMPANY	Number of months included in this statement				3931

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities			152,720	3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)			152,720	3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or losses from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business			290	3985
11. Other revenue			157,917	3995
12. Total revenue			$ 310,927	4030
EXPENSES				
13. Registered representatives' compensation			$ 614,469	4110
14. Clerical and administrative employees' expenses			48,972	4040
15. Salaries and other employment costs for general partners and voting stockholder officers			383,500	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)			2,357	4135
19. Communications				4060
20. Occupancy and equipment costs			1,500	4080
21. Promotional costs			13,113	4150
22. Interest expense			1,017	4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			1,319	4195
27. Other expenses			169,962	4100
28. Total expenses			$ 1,236,209	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ (925,282)	4210
30. Provision for Federal Income taxes (for parent only)			9,694	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal Income taxes and extraordinary Items			$ (934,976)	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 934,976	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
MCLINEY AND COMPANY — as of 01/29/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
20. ** TOTAL 15c3-3 DEBITS				4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)	$	4480
22. Excess of total credits over total debits (line 11 less line 20)		4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
25. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$	4530
27. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

BROKER OR DEALER

MCLINEY AND COMPANY

as of 01/29/10

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1. Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	2110		
2. Monies borrowed collateralized by securities carried for PAIB		2120		
3. Monies payable against PAIB securities loaned (see Note 2-PAIB)		2130		
4. PAIB securities failed to receive		2140		
5. Credit balances in firm accounts which are attributable to principal sales to PAIB		2150		
6. Other (List)		2160		
7. TOTAL PAIB CREDITS			$	2170

DEBIT BALANCES

8. Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$	2180		
9. Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		2190		
10. Failed to deliver of PAIB securities not older than 30 calendar days		2200		
11. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		2210		
12. Margin related to security futures products written, purchased or sold in PAIB accounts required and on deposit with a clearing agency or a derivative clearing organization		2215		
13. Other (List)		2220		
14. TOTAL PAIB DEBITS			$	2230

RESERVE COMPUTATION

15. Excess of total PAIB debits over total PAIB credits (line 14 less line 7)	$	2240
16. Excess of total PAIB credits over total PAIB debits (line 7 less line 14)		2250
17. Excess debits in customer reserve formula computation		2260
18. PAIB Reserve Requirement (line 16 less line 17)		2270
19. Amount held on deposit in "Reserve Bank Account(s)", including $ [2275] value of qualified securities, at end of reporting period		2280
20. Amount of deposit (or withdrawal) including $ [2285] value of qualified securities		2290
21. New amount in Reserve Bank Account(s) after adding deposit or subtracting $ [2295] value of qualified securities	$	2300
22. Date of deposit (MMDDYY)		2310

FREQUENCY OF COMPUTATION

OMIT PENNIES

23. Daily [2315] Weekly [2320] Monthly [2330]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
MCLINEY AND COMPANY as of 01/29/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual funds and/or variable annuities only) .... $		4550
B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon ______ 4335		4570
D. (k) (3)-Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $		4586
A. Number of items..		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D		4588
A. Number of items ....$		4589
	OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ...Yes ______ 4584 No ______ 4585

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	
MCLINEY AND COMPANY	as of 01/29/10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)

1. Net ledger balance				
A. Cash			$	7010
B. Securities (at market)				7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market				7030
3. Exchange traded options				
A. Add market value of open option contracts purchased on a contract market				7032
B. Deduct market value of open option contracts granted (sold) on a contract market			( )	7033
4. Net equity (deficit) (add lines 1, 2, and 3)				7040
5. Accounts liquidating to a deficit and accounts with debit balances				
- gross amount		7045		
Less: amount offset by customer owned securities	( )	7047		7050
6. Amount required to be segregated (add lines 4 and 5)			$	7060

FUNDS IN SEGREGATED ACCOUNTS

7. Deposited in segregated funds bank accounts		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with derivatives clearing organizations of contract markets		
A. Cash	$	7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Net settlement from (to) derivatives clearing organizations of contract markets		7130
10. Exchange traded options		
A. Value of open long option contracts		7132
B. Value of open short option contracts	( )	7133
11. Net equities with other FCMs		
A. Net liquidating equity		7140
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers or option customers in lieu of cash (at market)		7170
12. Segregated funds on hand (describe:)		7150
13. Total amount in segregation (add lines 7 through 12)		7180
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$	7190

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

MCLINEY AND COMPANY

as of 01/29/10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1. Amount required to be segregated in accordance with Commission regulation 32.6			$	7200
2. Funds in segregated accounts				
A. Cash	$	7210		
B. Securities (at market)		7220		
C. Total				7230
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)			$	7240

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER MCLINEY AND COMPANY	as of 01/29/10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below.

[ ] [7300] Secured amounts in only U.S. - domiciled customers' accounts

[ ] [7310] Secured amounts in U.S. and foreign - domiciled customers' accounts

[ ] [7320] Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] [7330] Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder.

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed ?

[ ] Yes [7340] If yes, explain the change below

[ ] No [7350]

1. Amount to be set aside in separate section 30.7 accounts	$	[7360]
2. Total funds in separate section 30.7 accounts (page T10-4, line 8)		[7370]
3. Excess (deficiency) - (subtract line 1 from line 2)	$	[7380]

SUPPLEMENT TO

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

MCLINEY AND COMPANY

as of 01/29/10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks			
A. Banks located in the United States		$ [7500]	
B. Other banks designated by the Commission			
Name(s):	[7510]	[7520]	$ [7530]
2. Securities			
A. In safekeeping with banks located in the United States		$ [7540]	
B. In safekeeping with other banks designated by the Commission			
Name(s):	[7550]	[7560]	[7570]
3. Equities with registered futures commission merchants			
A. Cash		$ [7580]	
B. Securities		[7590]	
C. Unrealized gain (loss) on open futures contracts		[7600]	
D. Value of long option contracts		[7610]	
E. Value of short option contracts		( ) [7615]	[7620]
4. Amounts held by clearing organizations of foreign boards of trade			
Name(s):	[7630]		
A. Cash		$ [7640]	
B. Securities		[7650]	
C. Amount due to (from) clearing organizations - daily variation		[7660]	
D. Value of long option contracts		[7670]	
E. Value of short option contracts		( ) [7675]	[7680]
5. Amounts held by members of foreign boards of trade			
Name(s):	[7690]		
A. Cash		$ [7700]	
B. Securities		[7710]	
C. Unrealized gain (loss) on open futures contracts		[7720]	
D. Value of long option contracts		[7730]	
E. Value of short option contracts		( ) [7735]	[7740]
6. Amounts with other depositories designated by a foreign board of trade			
Name(s):	[7750]		[7760]
7. Segregated funds on hand (describe:)			[7765]
8. Total funds in separate section 30.7 accounts (to page T10-3 line 2)			$ [7770]

A. If any securities shown are other than the types of securities referred to in CFTC Regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
MCLINEY AND COMPANY	as of	01/29/10

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

Net Capital required

A. Risk-Based Requirement

i. Amount of Customer Risk Maintenance Margin requirement	[7415]		
ii. Enter 8% of line A.i		[7425]	
iii. Amount of Non-Customer Risk Maintenance Margin requirement	[7435]		
iv. Enter 4% of line A.iii		[7445]	
v. Add lines A.ii and A.iv.		[7455]	
B. Minimum Dollar Amount Requirement (Enter $500,000 if a member of NFA)		[7465]	
C. Other NFA Requirement		[7475]	
D. Minimum CFTC Net Capital Requirement. Enter the greatest of lines A, B or C			[7490]

Note: If amount on Line D (7490) is greater than minimum net capital requirement computed on Line 3760 (Page 6) then enter this greater amount on Line 3760. The greater of the amount required by SEC or CFTC is the minimum net capital requirement.

CFTC Early Warning Level [7495]

Note: If the minimum CFTC Net Capital Requirement computed on Line D (7490) is the:

(1) Risk Based Requirement, enter 110% of Line A (7455) or

(2) Minimum Dollar Amount Requirement, enter 150% of Line B (7465) or

(3) Other NFA Requirement, enter 150% of Line C (7475).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

MCLINEY AND COMPANY as of 01/29/10

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699*		

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER

MCLINEY AND COMPANY

as of 01/29/10

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital.

1. Equity Capital

A. Partnership Capital:				
1. General Partners	$	[4700]		
2. Limited		[4710]		
3. Undistributed Profits		[4720]		
4. Other (describe below)		[4730]		
5. Sole Proprietorship		[4735]		
B. Corporation Capital:				
1. Common Stock		[4740]		
2. Preferred Stock		[4750]		
3. Retained Earnings (Dividends and Other)		[4760]		
4. Other (describe below)		[4770]		

2. Subordinated Liabilities

A. Secured Demand Notes		[4780]		
B. Cash Subordinations		[4790]		
C. Debentures		[4800]		
D. Other (describe below)		[4810]		

3. Other Anticipated Withdrawals

A. Bonuses		[4820]		
B. Voluntary Contributions to Pension or Profit Sharing Plans		[4860]		
C. Other (describe below)		[4870]		
Total			$	[4880]

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 2,265,956	[4240]
A. Net income (loss)			(934,976)	[4250]
B. Additions (Includes non-conforming capital of	$	[4262])		[4260]
C. Deductions (Includes non-conforming capital of	$ 2	[4272])	2	[4270]
2. Balance, end of period (From Item 1800)			$ 1,330,978	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	[4300]
A. Increases		[4310]
B. Decreases	( )	[4320]
4. Balance, end of period (From item 3520)	$	[4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

MCLINEY AND COMPANY — as of 01/29/10

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days.					
A. breaks long	$		4890		4900
B. breaks short	$		4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter ? (Check one) .... Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period:		
A. Income producing personnel	9	4950
B. Non-income producing personnel (all other)	1	4960
C. Total	10	4970
4. Actual number of tickets executed during current month of reporting period	58	4980
5. Number of corrected customer confirmations mailed after settlement date		4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Ledger Amount		Market Value	
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5360	$	5361		5362
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5363	$	5364	$	5365

17. Security concentrations (See instructions in Part I):			
A. Proprietary positions	$		5370
B. Customers' accounts under Rule 15c3-3	$		5374
18. Total of personal capital borrowings due within six months	$		5378
19. Maximum haircuts on underwriting commitments during the period	$		5380
20. Planned capital expenditures for business expansion during next six months	$		5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$		5384
22. Lease and rentals payable within one year	$	18,000	5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross	$	22,500	5388
B. Net	$		5390

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART I (OR PART II)

BROKER OR DEALER
MCLINEY AND COMPANY

as of 01/29/10

FINANCIAL AND OPERATIONAL DATA

Operational Deductions From Capital (Note A)

		I No. of Items	II Debits (Short Value)	III Credits (Long Value)	IV Deductions In Computing Net Capital
1. Money suspense and balancing differences		[5610]	$ [5810]	$ [6010]	$ [6012]
2. Security suspense and differences with related money balances	L	[5620]	[5820]	[6020]	[6022]
	S	[5625]	[5825]	[6025]	[6027]
3. Market value of short and long security suspense and differences without related money (other than reported in line 4., below)		[5630]	[5830]	[6030]	[6032]
4. Market value of security record breaks		[5640]	[5840]	[6040]	[6042]
5. Unresolved reconciling differences with others:					
A. Correspondents and Broker/Dealers	L	[5650]	[5850]	[6050]	[6052]
	S	[5655]	[5855]	[6055]	[6057]
B. Depositories		[5660]	[5860]	[6060]	[6062]
C. Clearing Organizations	L	[5670]	[5870]	[6070]	[6072]
	S	[5675]	[5875]	[6075]	[6077]
D. Inter-company Accounts		[5680]	[5880]	[6080]	[6082]
E. Bank Accounts and Loans		[5690]	[5890]	[6090]	[6092]
F. Other		[5700]	[5900]	[6100]	[6102]
G. (Offsetting) Items A. through F.		[5720]	( ) [5920]	( ) [6120]	
TOTAL Line 5		[5730]	[5930]	[6130]	[6132]
6. Commodity Differences		[5740]	[5940]	[6140]	[6142]
7. Open transfers and reorganization account items over 40 days not confirmed or verified		[5760]	[5960]	[6160]	[6162]
8. TOTAL (Line 1.-7.)		[5770]	$ [5970]	$ [6170]	$ [6172]
9. Lines 1.-6. resolved subsequent to report date		[5775]	$ [5975]	$ [6175]	$ [6177]
10. Aged Fails --to deliver		[5780]	$ [5980]	$ [6180]	$ [6182]
--to receive		[5785]	$ [5985]	$ [6185]	$ [6187]
			(Omit 000's)	(Omit 000's)	(Omit Pennies)

NOTE A - This section must be completed as follows:

1. All member organizations must complete column IV, lines 1. through 8. and 10., reporting deductions from capital as of the report date whether resolved subsequently or not (see instructions relative to each line item).
2. a. Columns I, II and III of lines 1. through 8. and 10. must be completed when a Part II filing is required.
   b. Columns I, II and III of lines 1. through 8. must be completed with a Part I filing, only if the total deduction on line 8 column IV equals or exceeds 25% of excess net capital as of the prior month end reporting date. All columns of line 10. require completion.
3. A response to line 9., cols. I through IV and the "Potential Operational Charges Not Deducted From Capital" schedule on p. 3 are required only if:
   a. the parameters cited in 2.b. above exist, and
   b. the total deduction, line 8. column IV, for the current month exceeds the total deductions for the prior month by 50% or more.
4. All columns and line items (1. through 10.) must be answered if required. If respondent has nothing to report enter -0-.

Other Operational Data (Items 1., 2. and 3. below require an answer)

Item 1. Have the accounts enumerated on line 5.A. through F. above been reconciled with statements received from others within 35 days for lines 5.A. through D. and 65 days for lines 5.E. and F. prior to the report date and have all reconciling difference been appropriately comprehended in the computation of net capital at the report date? If this has not been done in all respects, answer No.

Yes X [5600]
No [5601]

Item 2. Do the respondent's books reflect a concentrated position (See Instruction) in commodities? If yes report the totals ($000 omitted) in accordance with the specific instructions; If No answer -0- for:

A. Firm Trading and Investment Accounts A. [5602]
B. Customers' and Non-Customers' and Other Accounts B. [5603]

Item 3. Does respondent have any planned operational changes? (Answer Yes or No based on specific instructions.)

Yes [5604]
No X [5605]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART I (OR PART II)

BROKER OR DEALER MCLINEY AND COMPANY	as of 01/29/10

FINANCIAL AND OPERATIONAL DATA
Potential Operational Charges Not Deducted From Capital (Note B)

	I No. of Items	II Debits (Short Value)	III Credits (Long Value)	IV Deductions In Computing Net Capital
1. Money suspense and balancing differences	[6210]	$ [6410]	$ [6610]	$ [6612]
2. Security suspense and differences with related money balances L	[6220]	[6420]	[6620]	[6622]
S	[6225]	[6425]	[6625]	[6627]
3. Market value of short and long security suspense and differences without related money (other than reported in line 4., below)	[6230]	[6430]	[6630]	[6632]
4. Market value of security record breaks	[6240]	[6440]	[6640]	[6642]
5. Unresolved reconciling differences with others:				
A. Correspondents and Broker/Dealers L	[6250]	[6450]	[6650]	[6652]
S	[6255]	[6455]	[6655]	[6657]
B. Depositories	[6260]	[6460]	[6660]	[6662]
C. Clearing Organizations L	[6270]	[6470]	[6670]	[6672]
S	[6275]	[6475]	[6675]	[6677]
D. Inter-company Accounts	[6280]	[6480]	[6680]	[6682]
E. Bank Accounts and Loans	[6290]	[6490]	[6690]	[6692]
F. Other	[6300]	[6500]	[6700]	[6702]
G. (Offsetting) Items A. through F.	[6310]	( ) [6510]	( ) [6710]	
TOTAL (Line 5.)	[6330]	[6530]	[6730]	[6732]
6. Commodity Differences	[6340]	[6540]	[6740]	[6742]
TOTAL (Line 1.-6.)	[6370]	$ [6570]	$ [6770]	$ [6772]
		(Omit 000's)	(Omit 000's)	(Omit Pennies)

NOTE B - This section must be completed as follows:

1. All line items (1. through 6.) and columns (I through IV) must be completed only if:
   a. the total deductions on line 8., column IV, of the "Operational Deductions From Capital" schedule equal or exceed 25% of excess net capital as of the prior month end reporting date; and
   b. the total deduction on line 8., column IV, for the current month exceeds the total deductions for the prior month by 50% or more. If respondent has nothing to report enter -0-.
2. Include only suspense and difference items open at the report date which were NOT required to be deducted in the computation of net capital AND which were not resolved seven (7) business days subsequent to the report date.
3. Include in column IV only additional deductions not comprehended in the computation of net capital at the report date.
4. Include on line 5. A. through F. unfavorable differences offset by favorable differences (see instructions for line 5) at the report date if resolution of the favorable items resulted in additional deductions in the computation of net capital subsequent to the report date.
5. Exclude from lines 5. A. through F. new reconciling differences disclosed as a result of reconciling with the books of account statements received subsequent to the report date.
6. Line items 1. through 5. above correspond to similar line items in the "Operational Deductions From Capital" schedule (page 2) and the same instructions should be followed except as stated in Note (B-1 through 5.) above.

McLiney and Company

Financial Statements

January 31, 2010

WEAVER & MARTIN

Board of Directors
McLiney and Company
Kansas City, Missouri

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of McLiney and Company as of January 31, 2010 and the related statements of income, shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLiney and Company as of January 31, 2010 and the results of its operations, shareholders' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin, LLC

Weaver & Martin, LLC
Kansas City, Missouri
March 15, 2010

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney & Company
Statement of Financial Condition
Janaury 31, 2010

Assets		
Current assets:		
Cash	$	841,389
Cash, segregated account		55,100
Note receivable shareholders		117,600
Other receivables		5,002
Inventory - municipal bonds		522,473
Prepaid expense		6,529
Total current assets		1,548,093
Furniture and equipment		119,630
Accumulated depreciation		(106,305)
		13,325
	$	1,561,418
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	44,550
Accrued liabilities		185,890
Total current liabilities		230,440
Commitments:		
Shareholders' equity:		
Common stock-		
Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding		100,000
Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding		5,090
Additional paid-in capital		10,180
Retained earnings		1,398,586
		1,513,856
Less treasury stock at cost (14,224 A shares and 3,916 B shares)		(182,878)
Total shareholders' equity		1,330,978
	$	1,561,418

See notes to financial statements.

McLiney & Company
Statement Of Income
Year Ended January 31, 2010

Underwriting, trading and fees	$ 2,986,560
Other operating income (expense):	
Interest income	23,595
Interest expense	(8,979)
	14,616
Operating expenses	2,947,200
Income before income tax provision	53,976
Provision for income taxes	(9,694)
Net income	44,282

See notes to financial statements.

McLiney & Company
Statement Of Shareholders' Equity
Year Ended January 31, 2010

	Balance 1/31/09	Income	Balance 1/31/10
Common stock	$ 105,090	$ -	$ 105,090
Paid-in capital	10,180	-	10,180
Retained earnings	1,354,304	44,282	1,398,586
Treasury stock	(182,878)	-	(182,878)
Total equity	$ 1,286,696	$ 44,282	$ 1,330,978

See notes to financial statements.

McLiney & Company
Statement Of Cash Flows
Year Ended January 31, 2010

Operating activities:		
Net income	$	44,282
Adjustments to reconcile net income to cash flows used in operating activities:		
Depreciation		8,000
Change in assets and liabilities-		
Other receivables		8,194
Inventory		(443,607)
Prepaid expense and other		3,370
Accounts payable		11,933
Accrued liabilities		102,524
Cash used in operating activities		(265,304)
Investing activities:		
Proceeds from sale of securities		700,441
Purchase of fixed assets		(5,934)
Cash provided by investing activities		694,507
Increase in cash		429,203
Cash, beginning of year		467,286
Cash, end of year	$	896,489
Supplemental cash flow information:		
Interest paid	$	8,979
Income taxes paid	$	34,867

See notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations:
The Company is a broker-dealer, principally in securities of Municipalities, with customers throughout the United States. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC).

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Furniture and Equipment:
Furniture and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective asset are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line using estimated useful lives of five to ten years.

Securities:
Securities are valued at market and consisted of municipal government obligations as of January 31, 2010. The transactions are recorded at the settlement date.

The Company classifies its marketable equity securities, if any, as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. As of January 31, 2010, the Company held no equity securities, had no unrealized gains or losses, and had no accumulated comprehensive income or losses.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows

expected to result from the use of the assets and their eventual disposition. The Company determined that as of January 31, 2010, there had been no impairment in the carrying value of long-lived assets.

Income Taxes

The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Cash Equivalents:

The Company's cash equivalents consist principally of cash and money market accounts with financial institutions. The investment policy limits the amount of credit exposure of any one financial institution but on various dates throughout the year the Company had deposits in excess of the FDIC insured limits.

Financial Instruments:

The carrying value of the Company's cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. See Note 11 for further details.

Revenue recognition:
The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

2. **Note payable**
The Company has a $2,500,000 line of credit with a bank secured by securities inventory and the personal guarantee of the shareholders. Interest is payable monthly at the prime rate with a floor of 5%. The Company also has an overline for an additional $2,500,000 with the same terms. Both lines mature in November of 2010. On January 31, 2010 the prime rate was 3.25% and had been 3.25% during the year then ended. As of January 31, 2010 no funds were borrowed against either line.

During the year ended January 31, 2010, the Company executed a note payable in the amount of $520,000. The note bears interest of 5% and is secured by securities inventory. The note matures in February of 2010. Prior to January 31, 2010, the Company paid off the note and all related interest.

On January 1, 2007 the company executed a note payable in the amount of $52,000 in exchange for 3,320 shares of Class A company stock. The note bears interest at 10%, payable monthly with the principal payable on demand. As of January 31, 2010 there is $52,000 payable on this note.

Interest expense was $8,979 for the year ended January 31, 2010.

3. **Net Capital Requirements and SIPC Assessment**
The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2010, the Company had a net capital ratio of 19.94% and total net capital of $1,155,942.

4. **Pension Plan**
The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed for the year ended January 31, 2010 was approximately $45,665.

5. **Commitments**

At January 31, 2010, the Company had not entered into and when-issued sales commitments or when-issued purchase commitments.

The Company rents office space under a three-year lease. Rent payments for the year ended January 31, 2010 totaled approximately $18,000. Minimum lease payments are $18,000 for fiscal year 2011,and $4,500 for fiscal year 2012.

6. **Income Taxes**

The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company's effective income tax rate is higher than would be expected if the federal statutory rate were applied to income before tax, primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes during the year ended January 31, 2010.

The income tax provision is composed of the following:

Federal - current year	$	6,997
State and local – current year		2,697
Net income tax provision	$	9,694

As of January 31, 2010, the Company has no deferred tax assets or liabilities.

7. **Related Party Transactions**
Included in notes receivable at January 31, 2010 were two unsecured notes with shareholders. Interest is payable semi-annually at 5% with the principal payable upon demand. As of January 31, 2010, the balance receivable on these notes was $117,600.

8. **Inventory – municipal bonds**
Securities are valued at market and consisted of municipal government obligations as of January 31, 20010 with a value of $522,473. The Company classifies its marketable equity securities, if any, as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. As of January 31, 2010, the Company held no equity securities, had no unrealized gains or losses, and had no accumulated comprehensive income or losses.

9. **Computation of determination of reserve requirements (Rule 15c3-3)**
A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

10. **Information relating to possession or control requirements (Rule 15c3-3)**
Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

11. **Fair Value Measurements**
The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for

identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are signifigant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Fair Value
Cash	$ 896,489	$ -	$ -	$ 896,489
Receivables	-	122,602	-	122,602
Inventory–municipal bonds	522,473	-	-	522,473
Accounts payable	-	44,550	-	44,550
Accrued liabilities	-	185,890	-	185,890
Total	$ 1,418,962	$ 353,042	$ -	$ 1,772,004

12. Subsequent events

The Company has evaluated all subsequent events through March 15, 2010, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

McLiney & Company
Statement Of Operating Expenses
Year Ended January 31, 2010

Accounting	$	32,350
Advertising		18,466
Bank charges		11,178
Contributions		650
Data services		11,081
Depreciation		8,000
Dues and subscriptions		16,457
Entertainment		1,999
Insurance		6,000
Legal		200
Office		22,581
Postage		3,717
Rent		18,000
Retirement plan		45,665
Salaries and wages		2,176,785
Taxes		75,755
Telephone		14,555
Travel		45,932
Underwriting expenses		432,644
Utilities		5,185
	$	2,947,200

See notes to financial statements.

McLiney & Company
Statement Of Reconciliation Of Statement Of Financial Position
Janaury 31, 2010

	* As Originally Reported (Part II) (Unaudited)	Adjustments Add (Deduct)		Amount As Adjusted (Audited)
1. Cash	$ 841,389	$ -		$ 841,389
2. Cash segregated with regulations	55,100	-		55,100
5. Receivables from non-customers				
B. Partly secured & unsecured	121,821	-		121,821
7. Securities owned, at market				
C. State and muni govt obligations	522,473	-		522,473
14. Furniture and equipment, net	13,325	-		13,325
15. Other assets				-
A. Dividends and interest receivable	781	-		781
D. Miscellaneous	6,529	-		6,529
16. Total assets	$ 1,561,418	$ -		$ 1,561,418
Total assets - allowable	$ 1,419,743	$ -		$ 1,419,743
Total assets - nonallowable	141,675	-		141,675
Total assets	$ 1,561,418	$ -		$ 1,561,418
23. E. Accrued expenses	$ 220,746	$ 9,694	1	$ 230,440
26. Total liabilities	220,746	9,694		230,440
29. B. Common stock	105,090			105,090
C. Additional paid-in capital	10,180			10,180
D. Retained earnings	1,408,280	(9,694)	1	1,398,586
E. Total	1,523,550	(9,694)		1,513,856
F. Treasury stock	(182,878)			(182,878)
30. Total ownership equity	1,340,672	(9,694)		1,330,978
31. Total liabilities and ownership equity	$ 1,561,418	$ -		$ 1,561,418

*** - Refers to the most recent unaudited page 1 to 4, part II of form X 17a-5 filed by McLiney and Company as of January 31, 2010**

Explanation of adjustments

1. Year end adjustment of accrued expenses $ 9,694

McLiney& Company
Reconciliation Of Net Capital Under Rule 15c3-1 Pursuant To Rule 17a-5(d)(4)
Janaury 31, 2010

	* As Originally Reported (Part II) (Unaudited)	Adjustments Add (Deduct)		Amount As Adjusted (Audited)
1. Total ownership equity	$ 1,340,672	$ (9,694)	1	$ 1,330,978
3. Total ownership equity qualified for net capital	1,340,672	(9,694)	1	1,330,978
5. Total capital and allowable subordinated liabilities	1,340,672	(9,694)	1	1,330,978
6. Deductions and/or charges				
A. Total non allowable assets	141,675	-		141,675
F. Other deductions	5,000	-		5,000
H. Total deductions	146,675	-		146,675
8. Net capital before haircuts	1,193,997	(9,694)	1	1,184,303
9. Haircuts on securities				
C.3 State and Municipal government obligations	28,361	-		28,361
10. Net Capital	1,165,636	(9,694)	1	1,155,942
11. Minimum net capital required	14,716	647	2	15,363
12. Minimum dollar net capital	100,000			100,000
13 Net capital requirement	100,000			100,000
14. Excess net capital	1,065,636	(9,694)	1	1,055,942
15. Excess net capital at 1,000%	1,045,636	(9,694)	1	1,035,942
16. Total A.I. liabilities	220,746	9,694	1	230,440
19. Total aggregate indebtedness	220,746	9,694	1	230,440
Percent of aggregate indebtedness	18.94%			19.94%

*** - Refers to the most recent unaudited page 1 to 4, part II of form X 17a-5 filed by McLiney and Company as of January 31, 2010**

Explanation of adjustments

1. Net effect of year end adjustments on retained earnings $ 9,694
2. Calculation difference

McLiney & Company
Statement Of Reconciliation Of Computation For Determination Of The Reserve Requirements Under Rule 15c3-3 Pursuant To Rule 17a-5(d)(4)
Janaury 31, 2010

Exempt under rule 15c3-3, Section (K)(2)(A)

McLiney & Company
Statement Pursuant To Rule 17a-5(d)(4)
Janaury 31, 2010

There were no material differences between the most recent unaudited report Form X-17A-5, Part II filed by McLiney and Company and the enclosed audited Form X-17A-5, Part II. A reconciliation of net capital has been included on the previous page showing one immaterial change to Form X-17A-5, Part II.

WEAVER & MARTIN

Report of Independent Registered Public Accounting Firm on Internal Control Structure as Required by SEC Rule 17a-5

McLiney and Company
Kansas City, Missouri

In planning and performing our audit of the financial statements of McLiney and Company (the "Company") as of and for the year ended January 31, 2010 (on which we issued our report dated March 15, 2010 and such report expressed an unqualified opinion), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC

Weaver & Martin LLC
Kansas City, Missouri
March 15, 2010

McLiney and Company

Financial Statements

January 31, 2010

WEAVER & MARTIN
CERTIFIED PUBLIC ACCOUNTANTS

McLiney and Company

Statement of Assessment and Payments to the SIPC

For the Year Ended December 31, 2009

WEAVER & MARTIN
CERTIFIED PUBLIC ACCOUNTANTS

McLiney and Company

Statement of Assessment and Payments to the SIPC

For the Year Ended December 31, 2009

WEAVER & MARTIN

Board of Directors
McLiney and Company
Kansas City, Missouri

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended January 31, 2010, which were agreed to by McLiney and Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended January 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC
Kansas City, Missouri
March 22, 2010

Weaver & Martin, LLC

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney and Company
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2009

Total Revenue			
April to June 2009	80,262		
July to December 2009	2,763,810		
			2,844,072
Direct Expenses			
April to June 2009	-		
July to December 2009	424,466		
		424,466	
Interest Expense			
April to June 2009	-		
July to December 2009	8,112		
		8,112	
Total Deductions			432,578
SIPC Net Operating Revenues			2,411,494
General Assessment @ .0025			6,029
Interest on late payment with SIPC-6			1
Total due for the year ended December 31, 2009			6,030
12/31/08 Payment to SIPC			150
11/24/09 Payment to SIPC			52
03/22/10 Payment to SIPC			5,828
Total paid for the year ended December 31, 2009			6,030